Exhibit 99.1

10th October, 2003

The Listing Department
The Stock Exchange, Mumbai
Dalal Street,
Mumbai

Dear Sir,

Re: Unaudited Financial results

Pursuant to amended clause 41 of the Listing Agreement, we send herewith our Unaudited Financial results for the quarter and half year ended 30th September, 2003, the segment wise reporting and reconciliation of profits between Indian and US GAAP approved at the Board meeting today.

We will publish the results in the Business Standard and Sakal within 48 hours.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

Encl: a/a

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2003

		(Rs in lacs)
		Unaudited results	Unaudited results	Unaudited results	Unaudited results	Audited results for
		for the quarter	for the quarter	for the half year	for the half year	the year ended
	Particulars	ended 30/09/2003	ended 30/09/2002	ended 30/09/2003	ended 30/09/2002	31/03/2003

1	Interest earned (a) + (b) + (c) + (d)	64024	47964	121476	95807	200999
a	Interest/discount on advances/bills	26030	18622	50760	36149	77370
b	Income on investments	35273	26481	65958	52693	111295
c	Interest on balances with Reserve Bank of India and other inter bank funds	2564	2796	4446	6843	12044
d	Others	157	65	312	122	290
2	Other income	8626	12764	21845	20365	46555
A	Total income (1+2)	72650	60728	143321	116172	247554
3	Interest expended	30244	29047	60182	58114	119196
4	Operating expenses (e) + (f)	19471	13908	37411	25822	57343
e	Payment to and provision for employees	4701	3336	9856	6500	15195
f	Other operating expenses	14770	10572	27555	19322	42148
B	Total expenditure (3) + (4) (excluding provisions & contingencies)	49715	42955	97593	83936	176539
C	Operating profit (A – B) (Profit before provisions and contingencies)	22935	17773	45728	32236	71015
D	Other provisions and contingencies	6376	4336	13392	7298	13930
E	Provision for taxes	4845	4468	9894	7728	18325
F	Net profit (C-D-E)	11714	8969	22442	17210	38760
5	Paid up equity share capital (face value Rs. 10)	28348	28191	28348	28191	28205
6	Reserves excluding revaluation reserve					196278
7	Analytical Ratios:
(i )	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	10.94%	13.35%	10.94%	13.35%	11.12%
(iii)	Earnings per share (par value Rs.10/- each)
	Basic	4.13	3.18	7.92	6.11	13.75
	Diluted	3.80	2.96	7.31	5.69	12.79
8	Aggregate of Non Promoter Shareholding
	— No. of shares	214620013	213049013	214620013	213049013	213185713
	— Percentage of shareholding	75.71%	75.57%	75.71%	75.57%	75.59%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:

	(Rs in lacs)

	Results for the	Results for the	Results for the	Results for the	Results for the
	quarter ended	quarter ended	half year ended	half year ended	year ended
	30/09/2003	30/09/2002	30/09/2003	30/09/2002	31/03/2003

1. Segment Revenue
a) Wholesale Banking	46608	44994	95091	87153	179558
b) Retail Banking	58729	46178	113141	89851	191304
c) Treasury	9696	10592	19476	19458	42499

Total	115033	101764	227708	196462	413361

Less: Inter Segment Revenue	42383	41036	84387	80290	165807

Income from Operations	72650	60728	143321	116172	247554

2. Segment Results
a) Wholesale Banking	9111	6039	17672	12551	27222
b) Retail Banking	3859	2866	7584	6158	14333
c) Treasury	3589	4532	7080	6229	15530

Total Profit Before Tax	16559	13437	32336	24938	57085

3. Capital Employed
(Segment assets – Segment liabilities)
a) Wholesale Banking	842751	828546	842751	828546	715704
b) Retail Banking	(589659)	(714570)	(589659)	(714570)	(587010)
c) Treasury	(14976)	95240	(14976)	95240	96202

Total	238116	209216	238116	209216	224896

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on October 10, 2003.

2.	During the quarter and half year ended September 30, 2003, the Bank allotted 3,28,800 shares and 14,35,300 shares respectively, pursuant to the exercise of stock options by certain employees. Subsequently, the bank allotted 4,16,400 shares on October 1, 2003.

3.	Interest income is adjusted for retail loan origination costs (net of subventions) in line with international accounting practices.

4.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

5.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current periods classification.

6.	The above results for the quarter and half year ended September 30, 2003, have been subjected to a “Limited Review” by the auditors of the bank, as per the listing agreements with The Stock Exchange, Mumbai, The National Stock Exchange and the The Stock Exchange, Ahmedabad.

7.	Status of shareholder complaints received during the quarter ended September 30, 2003:

Total complaints pending for the quarter ended June 30, 2003:	Nil
Total complaints received during the quarter ended September 30, 2003:	21
Total complaints resolved during the quarter ended September 30, 2003:	21
Total complaints pending for the quarter ended September 30, 2003:	Nil

8.	Rs. 10 lacs = Rs. 1 million
Rs. 10 million = Rs. 1 crore

Place : Mumbai Date : October 10, 2003	Aditya Puri Managing Director

The Board has also taken on record the unaudited results for the half year ended September 30, 2003, prepared as per US GAAP. The US GAAP accounts have also been subjected to a ‘Limited Review’ by the Bank’s auditors. The reconciliation of net incomes as per Indian GAAP and US GAAP is as follows:

	(In Rs million)
	Results for the	Results for the
	half year ended	half year ended
Particulars	30/09/2003	30/09/2002

Net profit as per Indian GAAP	2244.2	1721.0
Adjustments to:
Investments	495.0	(102.3)
Loan loss provisions	(328.5)	112.5
Affiliates	34.7	15.3
Stock options	(31.5)	(70.3)
Deferred tax	(88.7)	(32.0)
Others	41.2	(24.3)
Net profit as per US GAAP	2366.4	1619.9

Certain statements in this release concerning our future growth prospects are forward looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. These risks and uncertainties include, but are not limited to, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United States Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to the shareholders. The bank does not undertake to update forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.

Balance Sheet as at end of second quarter

	(Rs. crores)
	As at	As at
	30-09-2003	30-09-2002

CAPITAL AND LIABILITIES
Capital	283	282
Reserves and Surplus	2209	1841
Employees’ Stock Options (Grants) Outstanding	3	7
Deposits	25197	19606
Borrowings	2752	796
Subordinated debt	200	200
Other Liabilities and Provisions	2984	2420

Total	33628	25152

ASSETS
Cash and balances with Reserve Bank Of India	1317	1132
Balances with Banks and Money at Call and Short notice	657	1443
Investments	16026	12278
Advances	13500	8572
Fixed Assets	564	463
Other Assets	1564	1264

Total	33628	25152

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE PERIOD APRIL — SEPTEMBER 2003

The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and half year ended September 30, 2003 at its meeting on Friday, October 10, 2003. The Board also considered the reconciliation of profits between Indian GAAP and US GAAP for the six months ended September 30, 2003. Both, the Indian and US GAAP accounts, have been subjected to a “Limited Review” by the Bank’s auditors.

FINANCIAL RESULTS:

For the quarter ended September 30, 2003, the Bank earned total income of Rs.726.5 crores as against Rs.607.3 crores in the corresponding quarter ended September 30, 2002. Net revenues (net interest income plus other income) for the quarter ended September 30, 2003 were Rs.424.1 crores, up 33.9 % over Rs.316.8 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased by 33.5 % over the corresponding quarter ended September 30, 2002, to Rs.640.2 crores. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2003 increased by Rs.148.6 crores to Rs.337.8 crores, driven by average asset growth of 39.4%, an improvement in core net interest margin which increased to 3.6%, and higher dividend income of around Rs.40 crores from debt mutual fund investments.

Other income for the quarter ended September 30, 2003 was Rs.86.3 crores, consisting principally of fees & commissions of Rs.78.3 crores, foreign exchange & derivatives revenues of Rs.26.6 crores, and profit/(loss) on sale of investments of Rs.(18.8) crores as against Rs.55.2 crores, Rs.22.8 crores and Rs.49.5 crores respectively for the quarter ended September 30, 2002. The loss on sale of investments for the quarter ended September 30, 2003 is due to mark-to-market losses of around Rs.44 crores on debt mutual fund units post receipt of dividends. Operating expenses for the quarter increased by Rs.55.6 crores to Rs.194.7 crores and were 45.9 % of net revenues and 26.8 % of total income. Provisions and contingencies for the quarter were Rs.63.8 crores, principally comprising general & specific loan loss provisions of Rs.38.8 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.20.3 crores. After providing Rs.48.5 crores for taxation, the Bank earned a Net Profit of Rs.117.1 crores, a 30.6 % increase over the quarter ended September 30, 2002.

Balance sheet growth remained healthy, driven once again, primarily by retail deposit and loan growth. As on September 30, 2003, total deposits were Rs.25,197 crores, an increase of 28.5 % over Rs.19,606 crores as of September 30, 2002. The Bank’s success in building stable, low-cost retail deposits was reflected in the Savings Account deposits of Rs.5,992 crores, an increase of 61.3 % over September 30, 2002. The Bank’s core customer assets (including advances, corporate debentures, CPs, etc.) increased from Rs.10,956 crores as of September 30, 2002 to Rs.15,822 crores as of September 30, 2003, a growth 44.4%. Retail loans grew 130.9 % on a year-on-year basis to Rs.4,555 crores and now form 32.3 % of gross advances as against 22.5 % of gross advances as at September 30, 2002.

For the Half Year ended September 30, 2003, the Bank earned total income of Rs.1,433.2 crores as against Rs.1,161.7 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2003 were Rs.831.4 crores, up 43.2 % over Rs.580.6 crores for the six months ended September 30, 2002. Net Profit for the half year ended September 30, 2003 was Rs.224.4 crores, up 30.4%, over the corresponding six month ended September 30, 2002.

Net Profit computed in accordance with US GAAP for half year ended September 30, 2003 was Rs. 236.6 crores, as against Rs. 162.0 crores for the corresponding half year ended September 30, 2002. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortization of premia and revaluation losses on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense and tax provisions.

BUSINESS UPDATE:

During the first half of the current financial year, the Bank’s growth in each of its major business franchises and in particular in the retail business was driven primarily by higher customer acquisition, expanding geography for existing products and higher levels of penetration. Total number of retail accounts increased from 2.8 million in September 30, 2002 to 3.6 million as of September 30, 2003. In the first six months of this financial year, the branch network was expanded to 253 outlets in 135 cities from 203 outlets in 102 cities in September 30, 2002 and from 231 outlets in 122 cities on March 31, 2003. Approximately 73% of customer initiated transactions are now serviced through the alternative channels like ATMs (network of around 830 ATMs), phone banking (available to customers in 89 locations), net banking and mobile banking. The bank is one of the leading players in debit cards business in India with over 1.8 million cards.

The Credit Cards business is now in its second year of operations with total credit cards issued at around 3,40,000.

In the Wholesale Banking businesses, cash management volumes registered good growth on a year-on-year basis. Healthy growth was also achieved in the bank’s supply-chain and vendor finance solutions for its corporate customer segment. The bank has moved from the “180 day overdue” to the “90 day overdue” norm for recognition of non-performing assets, ahead of the regulatory deadline of March 31, 2004 for this. Portfolio quality as of September 30, 2003 remained healthy with net non-performing assets at 0.37 % of customer assets. General loan loss provisions were about 0.9 % of standard advances as against the regulatory requirement of 0.25%. Capital Adequacy Ratio (CAR) was 10.9 % against the regulatory minimum of 9%. Tier I CAR was at 9.2%.

Note:	(i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii) All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contain words or phrases such as “will”, “continue to”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.